UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
Report of Foreign Issuer
Pursuant to Section 13a-16 or 15d-16 of the Securities Exchange Act of 1934
For the quarter and year ended March 31, 2008
Commission File Number 001-16139
Wipro Limited
(Exact name of Registrant as specified in its charter)
Not Applicable
(Translation of Registrant’s name into English)
Karnataka, India
(Jurisdiction of incorporation or organization)
Doddakannelli
Sarjapur Road
Bangalore, Karnataka 560035, India +91-80-2844-0011
(Address of principal executive offices)
     Indicate by check mark registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☑           Form 40-F ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.
Yes ☐            No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 2g 3-2(b).
Not applicable.

DISCLOSURE OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION
     We hereby furnish the Commission with copies of the following information concerning our public disclosures regarding our results of operations for the quarter and year ended March 31, 2008. The following information shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.
     On April 18, 2008, we announced our results of operations for the three months and year ended March 31, 2008. We issued press releases announcing our results under U.S. Generally Accepted Accounting Principles (“GAAP”) and Indian GAAP, copies of which are attached to this Form 6-K as exhibits 99.1 and 99.2.
     On April 18, 2008, we held a press conference to announce our results. The presentation made by the company in this press conference is attached to this Form 6-K as exhibit 99.3.
     We placed advertisements in certain Indian newspapers concerning our results of operations for the three months and year ended March 31, 2008 under Indian GAAP. A copy of the form of this advertisement is attached to this Form 6-K as exhibit 99.4.
     Lastly, we announced changes in the management structure of our IT Business and expansion of our Board of Directors. A copy of this announcement is attached as Exhibit 99.5 to this Form 6-K.

SIGNATURES
INDEX TO EXHIBITS
EXHIBIT 99.1
EXHIBIT 99.2
EXHIBIT 99.3
EXHIBIT 99.4
EXHIBIT 99.5

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

Wipro Limited

/s/ Suresh C. Senapaty

Suresh C. Senapaty
Chief Financial Officer & Director
Dated: April 23, 2008

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INDEX TO EXHIBITS
Exhibits

99.1	U.S. GAAP Press Release
99.2	Indian GAAP Press Release
99.3	Presentation made by the Company in the Press Conference on April 18, 2008
99.4	Form of Advertisement Placed in Indian Newspapers
99.5	Announcement of changes in the management structure and expansion of Board of Directors

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